ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the accompanying consolidated balance sheets of Entourage Mining Ltd. (an exploration stage company) as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2008 and 2007 and the period from June 16, 1995 (inception) through December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Entourage Mining Ltd. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 and the period from June 16, 1995 (inception) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 15, 2009

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31
	2008	2007

ASSETS

Current
Cash	$894	$2,239
Advances and prepaid expenses	1,084	1,084
Goods and services and Quebec sales tax recoverable	12,631	16,484
	14,609	19,807
Equipment, net of depreciation (Note 3)	2,064	2,763

	$16,673	$22,570

LIABILITIES

Current
Accounts payable	$139,408	$39,564
Due to related parties (Note 6)	428,752	119,653
	568,160	159,217

CONTINGENCIES AND COMMITMENTS (Notes 1, 4, 9 and 10)

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital Stock (Note 5)
Authorized:
100,000,000 common voting shares without par value
Issued:
7,698,191 common shares (2007 – 7,698,191)	12,383,714	12,383,714

Additional paid in capital	3,035,356	3,035,356

Deficit accumulated during the exploration stage	(15,970,557)	(15,555,717)
	(551,487)	(136,647)

	$16,673	$22,570

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

			June 16, 1995
	YEARS ENDED		(inception)
	DECEMBER 31		To
			December 31,
	2008	2007	2008
	$	$	$
Expenses
Depreciation	699	953	5,780
Consulting	60,000	58,594	268,235
Consulting – stock based compensation	-	101,774	2,713,558
Financing fee – stock based compensation	-	11,300	11,300
Interest expense & bank charges	868	1,119	13,817
Management fees	300,000	195,000	947,154
Mineral property costs (recovery)	(58,722)	61,462	10,932,187
Office and sundry	34,231	56,532	483,242
Professional fees	62,006	34,568	393,272
Travel and promotion	15,758	77,481	269,174

Loss Before Income Taxes	(414,840)	(598,783)	(16,037,719)

Deferred income tax recovery	-	-	67,162

Net Loss	(414,840)	(598,783)	(15,970,557)

Loss Per Share, basic and diluted	(0.05)	(0.08)

Weighted Average Common Shares Outstanding,
basic and diluted	7,698,191	7,675,144

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
	$	$	$	$	$	$

Share issued for cash	1	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	1	1	-	-	(38,624)	(38,623)
Shares issued for cash	913,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	913,001	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	913,001	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	913,001	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	913,001	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	913,001	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	913,001	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related
party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	913,001	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for
mineral property	600,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	1,513,001	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for
cash at $2.20 per share	99,750	219,450	-	-	-	219,450
February 5, 2004 – deferred tax
recovery on 10,800 flow-through
shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash
at $4.04 per share	69,800	282,331	-	-	-	282,331
August 24, 2004 – stock options
exercised at $3.30 per share	10,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued
for cash at $1.80 per share
inclusive of 13,250 shares as
finders’ fees	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for
mineral property database at $3.90
per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned
on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2004,
carried forward	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for
overpayment in 2004 private			-
placement	-	(3,000)		-	-	(3,000)
March 21, 2005, shares issued for
property acquisition at
U.S. $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares
issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax
recovery on 29,500 flow-through
shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at
U.S. $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at
U.S. $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on
exercise of stock options at			-
U.S. $1.50 per share	25,000	44,147		-	-	44,147
Oct. 2005, shares issued on exercise
of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at
U.S. $1.50 per share inclusive of
20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to
related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for
property acquisition at a deemed
price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on
exercise of stock options at
US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on
exercise of warrants at $3.00
per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for
property acquisition at
U.S. $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for
flow-through private placement
at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on
exercise of warrants at US $2.50
per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow-
through private placement
at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000
flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006,
carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for
Property option payment at
US$3.00 per share deemed price	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for
options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for
Private Placement at US$1.50 per share
net of finder’s fee of $4,537	26,667	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for
Options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt			-
at US$2.00 per share	10,000	23,306		-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,191	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year					(414,840)	(414,840)
Balance, December 31, 2008	7,698,191	12,383,714	-	3,035,356	(15,970,557)	(551,487)

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

			June 16, 1995
	YEARS ENDED		(inception)
	DECEMBER 31		to
			December 31,
	2008	2007	2008
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(414,840)	(598,783)	(15,970,557)
Adjustments to reconcile net loss to net cash from
operating activities:
Depreciation	699	953	5,780
Stock based compensation	-	113,074	2,724,858
Shares issued for mineral property
acquisition	-	175,530	9,030,361
Shares issued for debt	-	23,306	23,306
Deferred tax recovery	-	-	(67,162)
Changes in non-cash operating working capital items:
Advances and prepaid expenses	-	26,910	(1,084)
Goods and services & Quebec sales tax recoverable	3,853	18,958	(12,631)
Accounts payable	99,844	(33,535)	139,408
Due to related parties	309,099	90,301	428,752
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(1,345)	(183,286)	(3,395,971)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	-	58,914	3,404,710
NET CASH FLOWS FROM FINANCING ACTIVITIES	-	58,914	3,404,710

INCREASE (DECREASE) IN CASH	(1,345)	(124,372)	894
CASH, BEGINNING OF YEAR	2,239	126,611	-

CASH, END OF YEAR	894	2,239	894

          SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING
               AND FINANCING ACTIVITIES (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Organization
The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995.

Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As reported in the accompanying consolidated financial statements, the Company has incurred a net loss of $414,840 for the year ended December 31, 2008, and has accumulated a net loss of $15,970,557 since its inception. The Company has no sources of revenue. The Company is also subject to legal proceedings the terms of which have been settled but have not been concluded.(Note 10) The continuance in the future of the Company is dependent upon its ability to finalize its legal proceedings, obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development business.. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through a private placement of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and in management’s opinion have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned inactive subsidiary, Entourage USA Inc. which was incorporated in the State of Nevada on November 3, 2003. Subsequent to the year-end the subsidiary’s charter was not renewed and the subsidiary was allowed to lapse. All inter-company transactions have been eliminated upon consolidation.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	b)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

	c)	Mineral Claim Payments and Exploration Expenditures

The Company is primarily engaged in the acquisition, exploration and development of mineral properties.

The Company is primarily engaged in the acquisition, exploration and development of mineral properties. Mineral property acquisition costs are initially capitalized when incurred in accordance with EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets". At the end of each fiscal quarter end, the Company assesses the carrying costs for impairment under SFAS 144, "Accounting for Impairment or Disposal of Long Lived Assets". If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be capitalized and amortized using the units-of-production method over the estimated life of the probable reserve.

Mineral property exploration costs are expensed as incurred.

As of the date of this annual report, the Company has not established any proven or probable reserves on its mineral properties and have incurred only acquisition and exploration costs which have been expensed.

	c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates relate to allocations of expenditures to resource property interests, mineral property carrying values, useful lives of equipment for depreciation and amortization, asset impairment tests, and determination of fair value for stock based transactions and non-cash stock based compensation. Other areas requiring estimates include deferred tax balances and valuation allowances. Financial results as determined by actual events could differ from those estimates.

	d)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the declining balance method as follows:

Office furniture	20% on declining balance basis
Computer equipment	30% on declining balance basis

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	e)	Environmental Costs

Environmental expenditures that relate to current operations are charged to operations or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to operations. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts.

	f)	Capital Stock – Flow-through shares

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the flow-through shares. The stockholders' equity is reduced and a liability is recognized for this difference. The liability is reversed when the tax benefits are renounced and a deferred tax asset is recognized at that time. Income tax expense (recovery) is the difference between the amount of the deferred tax liability and the asset recognized on issuance. During the years ended December 31, 2008 and 2007 the Company did not issue any flow-through shares.

	g)	Foreign Currency Translation

The functional currency of the Company is Canadian dollars and these financial statements are presented in Canadian dollars unless otherwise noted. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non- monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the year. Exchange gains and losses arising on foreign currency translation are included in the determination of operating results for the period.

	h)	Financial Instruments

The Company’s financial instruments consist of cash, accounts payable and amounts payable to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

Currency risk

The Company’s operations and financing activities are conducted primarily in Canadian dollars, and as a result the Company is not subject to significant exposure to market risks from changes in foreign currency rates.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with Statements of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. Under this method future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates which will be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Effective January 1, 2007, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that the adoption of FIN 48 does not have an impact on its results of operations or financial position.

j)	Stock Based Compensation

The Company has a stock option plan that is described in note 5(b).

Following the guidance in SFAS No. 123R (revised), “Share-Based Payment” the Company measures and records to the financial statements the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. SFAS 123R requires estimates of forfeitures of unvested instruments at the grant date in determining the total compensation to be recognized. Stock based payments to non-employees are measured at the fair value of consideration received or equity instruments issued, whichever is more reliable and are periodically re-measured until counter party performance is complete.

The offset to the recorded stock based compensation cost is to additional paid-in capital. Consideration received on the exercise of stock options is recorded as share capital and the related additional paid-in capital is transferred to share capital.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	k)	Basic and Diluted Loss Per Share

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of the Company. Because the effect of conversion of the Company’s dilutive securities is anti-dilutive, diluted loss per share is the same as basic loss per share for the periods presented.

	l)	Government Grants

The Company is eligible for certain grants from the Province of Quebec, Canada. The Company recognizes these grants once the amount is determinable and collection is reasonable. Government grants are accounted for as an offset of mineral property costs.

	m)	Recently adopted accounting policy

Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The Company has adopted SFAS 157 and FASB Staff Position FAS 157-2: Effective Date of FASB Statement No. 157 effective January 1, 2008. The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the Company’s consolidated financial statements.

	n)	Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161“). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and will be adopted by the Company beginning in the first quarter of fiscal 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect there to be any significant impact of adopting SFAS 162 on its financial position, cash flows and results of operations.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	n)	Recent Accounting Pronouncements (continued)

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk- management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s financial statements

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“SFAS 157-3”). The FSP provides guidance clarifying how SFAS No. 157 should be applied when valuing securities in markets that are not active. The guidance states that significant judgment is required in valuing financial assets and clarifies how management’s internal assumptions should be considered when relevant observable data does not exist, how observable market information in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The FSP is effective upon issuance and includes financial statements for the period ending on or before September 30, 2008. The Company has adopted SFAS 157-3 prospectively beginning July 1, 2008, and the adoption of FSP FAS 157-3 did not have a material impact on the Company.

3.	EQUIPMENT

		2008			2007
	Cost	Accumulated	Net		Accumulated	Net Book
		depreciation	Book	Cost	depreciation	Value
			Value
	$	$	$	$	$	$
Office furniture	2,812	1,775	1,037	2,812	1,516	1,296
Computer	5,033	4,006	1,027	5,033	3,566	1,467
equipment
	7,845	5,781	2,064	7,845	5,082	2,763

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

4.	MINERAL EXPLORATION PROPERTIES

a)	Doran Property (Quebec)

i)        By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.

$75,000 (paid in 2007) and 25,000 common shares on or before March 15, 2007 (issued in 2007); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 4a iii)); and

d.

$75,000 (paid in 2008 by Abbastar – see below) and 25,000 common shares on or before March 15, 2008 issued in 2007); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – see below).

After all the above terms have been met, the Company has earned 100% interest of the property in the year.

ii)       The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

iii)      On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the NSR on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by spending $500,000 on or before February 13, 2008 (spent);

15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (spent); 15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

iv)       In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (50,000) due to the Doran Property vendor on March 12, 2007.

v)        On March 15, 2008, after the final payment of $75,000 was made by Abbastar on behalf of the Company, the Company became the owner of the Doran Property with 20% interest earned by Abbastar by spending $500,000 on the property. The completion of the 2008 Fall exploration program, by Abbastar, earned Abbastar an additional 15 % interest in the Doran property as outlined above.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

4.	MINERAL EXPLORATION PROPERTIES (continued)

	b)	Hatchet Lake Property (Saskatchewan)

By agreement dated April 7, 2005, as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) in consideration for:

(i)	a cash payment of $220,000 on or before November 15, 2005 (paid);
(ii)	making the following exploration expenditures on the property:
(a) $100,000 on or before December 31, 2005 (completed February 2, 2006);
(b)

An additional $300,000 on or before February 1, 2006 (extended to June 30, 2006, per February 2, 2006 letter agreement; extended to July 1, 2007 per agreement dated June 30, 2006; extended to Sept 15, 2007 by agreement dated August 20, 2007);

(c) An additional $450,000 on or before November 15, 2006 (extended to November 15, 2007 by agreement dated June 30, 2006) and
(d) An additional $450,000 on or before November 15, 2007 (extended to November 15, 2008 by agreement dated June 30, 2006).
(iii)	Upon payment of the $220,000 cash payment and completion of the expenditures as noted in (ii)(a) to (c) above, the Company will have exercised the Option as to a 25% interest in the property.
(iv)	Upon payment of the $220,000 cash payment and completion of all of the expenditures as noted in
(ii) above, the Company will have exercised the option and earned a 50% interest in the Property.
(v)	The term of the Agreement is for 5 years at which time the agreement, and the option granted thereunder, shall terminate if the option has not been exercised.

40% of the Company’s interest in the Hatchet Lake property was acquired by way of an assignment agreement among Entourage Mining Ltd., United Uranium Corp. (formerly United Carina Resources Corp.) and CMKM Diamonds Inc. (“CMKM”). As consideration for the assignment agreement, the Company agreed to issue 1,500,000 of its post-reverse split common shares (issued January 3, 2006) to the shareholders of CMKM. The 1,500,000 shares have been recorded as mineral property expenditures and an obligation to issue shares totaling $2,650,500 in the year ended December 31, 2005.

The 1,500,000 shares paid as consideration for the Hatchet Lake property were not distributed to the CMKM shareholders as per the assignment agreements. On August 28, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against CMKM seeking to have the court set aside the assignment agreement between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 1,500,000 shares (the “Shares”) paid to CMKM for the Hatchet Lake property for failure to properly operate the property and for failure to comply with the Company’s various requests to have all previous claim materials sent to the Company. (Note 10) In September 2007, the Company abandoned the property. The Company has no liabilities incurred by abandoning the Hatchet Lake Properties and no further payments are required.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

	c)	The Smeaton/Forte a la Corne Property (Saskatchewan)

By agreement dated October 20, 2005, as amended November 16, 2005, the Company entered into an option agreement with 101047025 Saskatchewan Ltd. (a private company) ("1010" or the “Operator”) to acquire an undivided 80% mineral rights interest in and to the Smeaton/Forte a la Corne diamond property in Saskatchewan.

Under the terms of this agreement the Company issued post-reverse split 3,388,889 common shares in its capital stock (the "Smeaton/Fort a la Corne Shares") on January 3, 2006 of which 3,000,000 common were issued to CMKM and 388,889 shares were issued to 1010. The 3,388,889 shares were recorded as mineral property expenditures and an obligation to issue shares totaling $5,988,167 in the year ended December 31, 2005.

The Smeaton/Forte a la Corne diamond property was the subject of an agreement between 1010 and CMKM dated August 1, 2003.

In consideration of this option agreement, the Company has agreed to spend $2,500,000 on the Smeaton/Forte a la Corne properties over five years. There is no timetable or minimum requirements for these expenditures and the Company may, at its election, decide to pay the $2,500,000 in cash or in common shares of the Company to 1010. During 2006 the Company advanced $79,172 to 1010 (2005 - $121,458) as payment towards the maintenance of the claims under option.

In 2005 and early 2006, the Company advised 1010, the Operator of the Property, that it would not participate in any exploration by 1010 unless the exploration was conducted in accordance with National Instrument 43-101 standards and best mining practices. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling $280,000.

The Company believes that it is not liable, under the terms of the Agreement or in any other way, for these invoices and has so advised 1010. Accordingly no accrual has been made for this contingent liability. To date, no collection or other proceedings have been commenced by 1010.

The agreement stated that the 3,000,000 shares were to be distributed to the CMKM shareholders and 1010 was to operate the Smeaton exploration in a “workmanlike fashion”. CMKM failed to distribute the 3,000,000 shares and the Company maintains that 1010 failed to operate the property in a “workmanlike fashion” and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company. On August 28, 2007, the Company filed a Writ of Summons and Statement of Claim against 1010 and CMKM in the Supreme Court of British Columbia seeking to have the Court set aside the Option agreement between the Company and the Defendants and requesting the return of the 3,000,000 shares paid to CMKM and the 388,889 shares paid to 1010 for the Smeaton property. (Note 10).

In October 2008, the parties began negotiations for terms of settlement which the parties have reached a verbal agreement. See Note 10.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

5.	CAPITAL STOCK

Effective March 6, 2009 the Company's completed a reversed split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split. All previous references to shares of common stock and weighted average common shares outstanding have been restated to give affect to the 1:10 reverse stock split unless otherwise stated.

a)	Issued Shares

There was no shares issued during the year ended December 31, 2008.

During the year ended December 31, 2007 the Company issued the following shares:

	i)	10,000 incentive stock options with an exercise price of US $1.50 were exercised by two optionees for proceeds of $17,267 (US$15,000)
ii)

On March 12, 2007, the Company issued 50,000 shares at a price of US$3.00 per share, to the vendor of the Doran property pursuant to the revised option agreement for a consideration of $175,530 (US$150,000).

iii)

`On March 30, 2007, the Company closed a US $1.50 per unit private placement of 26,667 units for gross proceeds of $46,184 (US $40,000) and the Company paid $4,537 as finder fee. Each unit consists of one share and one-half warrant. Each full warrant is exercisable at a price of US$2.50 on or before March 30, 2008.

	iv)	On June 18, 2007, the Company issued 10,000 shares at a price of US$2.00 per share, pursuant to an agreement to settle a debt of $23,306 (US$20,000).

b)	Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 160,000 share purchase options to be granted at US $2.50 per share, for a period not to exceed five years. In November 2004 the SOP was amended to provide for the issuance of up to 220,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 220,000 shares to 720,000 shares.

On February 27, 2007, the Company re-priced 505,000 incentive stock options (155,000 options originally priced at US$3.00 and 350,000 options originally priced at US$4.00) to US$2.50. The expiry date of the options remained unchanged at February 2, 2009 (These expired unexercised on February 2, 2009). A fair value of $92,900 for the re-pricing of the options was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 123%, (3) risk free interest rate of 4% and, (4) expected life of 1.93 years.

On October 22, 2007 the Company cancelled options to acquire 25,000 shares at US$2.50 per share.

On June 22, 2007, the Company granted to a consultant 25,000 options at US$1.50 per share with an estimated fair value of $8,874. The expiry date of these options was February 2, 2009. The fair value of the stock option grant was calculated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 119%, (3) risk free interest rate of 4.14% and, (4) expected life of 1.29 years.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (continued)

Activity under the SOP is summarized as follows:

Weighted
		Average Exercise	Weighted
	Options	Price (U.S. $)	Average
	Outstanding		Life
Balance, December 31, 2008, 2007 and 2006	639,000	2.25	0.09

The following table summarizes information concerning outstanding and exercisable common stock options under the SOP at December 31, 2008:

		Remaining	Weighted	Number of	Weighted
Range of		Contractual	Average	Options	Average
Exercise	Options	Life	Exercise	Currently	Exercise Price
Prices	Outstanding	(in years)	Price	Exercisable
U.S. $1.50 -
U.S. $2.50	639,000	0.09	U.S. $.2.25	639,000	U.S. $2.25

All the options expired on February 2, 2009.

c)	Warrants

On November 12, 2007, the Company extended the expiry date of 533,333 warrants from November 17, 2007 to November 17, 2008. The fair value of the extension was determined to be $11,300 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 50%, (3) risk free interest rate of 4.14% and, (4) expected life of 1 year.

		Weighted
		Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	($ U.S.)	Life
Balance, December 31, 2007	573.667	2.53	0.85
Expired	(573,667)	-	-
Balance December 31, 2008	Nil	-	-

6.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2008 of $428,752 (2007 - $119,653) is owing to directors and to a company controlled by an officer for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2008 the Company incurred $300,000 (2007 - $195,000) in management fees and to its directors and officers. (Refer to Note 9.)

The above transactions have been recorded at exchange amount which is the amount of consideration established and agreed to by the related parties.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

7.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2008	2007

Loss before income tax	$(414,840)	$(598,783)
Combined statutory rate	31%	34.1%
Expected income tax recovery	$(129,000)	$(204,000)

Increase (decrease) resulting from:
Change in valuation allowance and other	(31,000)	167,000
Expiring loss carryforwards	18,000	-
Impact of tax rate changes	142,000	-
Permanent differences	-	37,000

Future income tax provision (recovery)	$-	$-

The Company’s tax-effected deferred income tax assets and liabilities are estimated as follows:

	2008	2007
	$	$
Mineral properties tax base in excess of carrying value	2,785,000	2,897,000
Non-capital losses available	469,000	368,000
Other	8,000	18,000
Potential deferred income tax assets	3,262,000	3,283,000
Less: valuation allowance	(3,262,000)	(3,283,000)
Net Deferred Income Tax Asset	-	-

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $1,801,000 (2007 - $1,348,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
$

2009	59,000
2010	73,000
2014	212,000
2015	211,000
2026	336,000
2027	429,000
2028	481,000
1,801,000

The Company has certain resource related deductions and other losses of approximately $10,712,000 (2007 - $10,771,000) which may be available to be offset against future taxable income in Canada. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

7.	INCOME TAXES (continued)

As a result of the implementation of FIN 48, the Company performed a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. In this regard, an uncertain tax position represents the Company’s expected treatment of a tax position taken in a filed tax return or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. As a result of this review, the Company did not have any uncertain tax positions that would require additional liabilities or which such classification would be required. The amount of unrecognized tax positions did not change and management does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

8.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended December, 2008	Year ended December, 2007
Cash paid during the year for:
Interest	$529	$453
Income taxes	$-	$-

During the year ended December 31, 2007, the Company issued 10,000 shares to satisfy a debt of $23,306.

During the year ended December 31, 2007, the Company issued 50,000 shares at a value of $175,530 under the option agreement to acquire interest in 44 mineral claims known as Doran, Quebec Property situated in southeast Quebec.

9.	COMMITMENTS

On July 3, 2007, the Company entered into new consulting agreements with (a) two of its directors and the CFO for $5,000 a month each and (b) for $2,500 a month with one of its directors. Also on July 3, 2007, the existing consulting agreement for the President was increased to $7,500 a month and the existing consulting agreement for corporate communications was increased to $5,000 a month. All of these agreements were cancelled effective December 31, 2008.

10.	CONTINGENCIES

On August 27, 2007, in the Supreme Court of British Columbia, the Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 seeking to have the Court put aside the Mineral Property Option and Assignment Agreements (the “Agreements”) among the parties dated October 20, 2005 for the Hatchet and Smeaton properties.

As consideration for the Agreements the Company had issued 4,888,889 post-reverse split shares of common stock (the “Consideration Shares”) of the Company’s capital to acquire a 50% interest in certain mineral claims prospective for uranium (Hatchet Lake) and an 80% interest in certain mineral claims prospective for diamonds (Smeaton Property) all located in the Province of Saskatchewan.

Of the 4,888,889 Consideration shares, 1,500,000 shares were paid for the Hatchet Lake property and 3,388,889 shares were paid for the Smeaton property. Furthermore 388,889 shares of the Smeaton Consideration Shares were paid to the property vendor, 1010 and the remaining 4,500,000 shares were paid to CMKM with the proviso that these shares were to be distributed to the CMKM shareholders.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(Stated in Canadian Dollars)

10.	CONTINGENCIES (continued)

In seeking to have the Agreements set aside, the Company claims that CMKM has breached the terms of the Agreements by not distributing the 4,500,000 shares to the CMKM shareholders as required by the Agreements; as well, the Company contends that 1010 is in breach by not completing work on the Smeaton property in a “workmanlike fashion” by providing preliminary budget submissions, daily drill records and general field information as is the industry standard. As well, the Company contends that 1010 failed to provide documentation requested by the Company to have a NI 43-101 compliant report completed on the Smeaton property.

In 2005 and early 2006, the Company advised 1010, the Operator of the Property, that it would not participate in any exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 standards and mining best practices. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling $280,000 which the Company has disputed.

In October 2008, the parties entered into a proposed settlement which was subsequently agreed to verbally by all parties. However, the parties have agreed to keep the details confidential until the fulfillment of certain conditions.

The Company has not recorded any provision for loss or gain in connection with the above settlement agreement until the agreement is concluded.

11.	GOVERNMENT GRANTS

The Company is entitled to apply for certain refundable tax credits, of between 12% and 35%, in respect of qualifying mining exploration expenses incurred in the Province of Quebec, Canada. This tax credit recovery has been applied against the exploration costs incurred. In 2008 the Company received a total of $49,236 in refundable taxes and mining duties (2007 – $150,723) applied for in tax returns for December 31, 2007 and December 31, 2006. The Company did not expend any money on exploration in Quebec in 2008.

12.	SUBSEQUENT EVENTS

a)

Effective March 6, 2009 the Company's completed a reverse split of its shares of common stock at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split.

b)

Subsequent to the year end, the Company commenced a private placement of up to 6,000,000 units at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable at $0.20 per share for a period of 12 months. As at April 15, 2009 the Company has received share subscription of $20,250.